Exhibit 99.2

AMENDMENT NO. 1 TO THE

RF INDUSTRIES, LTD.

2020 EQUITY INCENTIVE PLAN (Amended)

This Amendment No. 1 (the “Amendment”) to the RF Industries, Ltd. 2020 Equity Incentive Plan (Amended) (the “Plan”) is adopted by the Board of Directors of RF Industries, Ltd. (the “Company”) as of July 18, 2024. Effective September 5, 2024, the Plan is hereby amended as follows:

1.	Section 3(a) of the Plan is hereby amended and restated in its entirety to provide as follows:

“(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards granted under the Plan from and after the Effective Date shall not exceed 2,250,000 shares (the “Share Reserve”), of which up to 2,250,000 shares may be issued pursuant to Incentive Stock Options. To the extent permitted by NASDAQ Listing Rule 5635(c)(3) or other applicable national stock exchange rule, shares of Common Stock may be issued by the Company in connection with a merger or acquisition without reducing the number of shares available for issuance under the Plan. Furthermore, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan.”

2.	Except as expressly provided herein, all other terms and provisions of the Plan shall remain unchanged and in full force and effect.